Filed by Vringo, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the "Securities Act") and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the "Exchange Act")
Subject Company: Vringo, Inc.
Exchange Act File Number: 001-34785

Set forth below is a press release of Vringo, Inc. (the “Company”), dated July 11, 2012, announcing a reminder to stockholders to vote on the pending merger with Innovate/Protect, Inc. at the annual meeting of the stockholders scheduled for July 19, 2012.

VRINGO REMINDS STOCKHOLDERS TO VOTE ON PENDING MERGER WITH INNOVATE/PROTECT

VRINGO ANNUAL MEETING OF STOCKHOLDERS TO TAKE PLACE JULY 19

NEW YORK — July 11, 2012 —Vringo, Inc. (NYSE MKT: VRNG) will hold its annual meeting of stockholders on Thursday, July 19. Vringo stockholder approval is required for Vringo to close its pending merger with Innovate/Protect, Inc., an intellectual property firm whose wholly-owned subsidiary, I/P Engine, Inc., holds eight patents that were acquired from Lycos, Inc.

"One of Vringo's strengths is its strong base of individual stockholders. Every vote counts and is very important, regardless of how many shares a stockholder owns. We encourage Vringo stockholders to vote immediately. Stockholders may contact Vringo's proxy solicitor, Morrow & Co. at (888) 813-7566 for assistance in voting their shares," said Andrew D. Perlman, Chief Executive Officer of Vringo.

The boards of directors of both Vringo and Innovate/Protect have unanimously approved the merger. The board of directors of Vringo recommends that Vringo stockholders vote FOR each of the proposals presented.

"Speaking on behalf of Innovate/Protect, we are very excited about the anticipated closing of the merger with Vringo. The Innovate/Protect and Vringo management teams will combine our talents and personnel to execute our vision for the future of the company,” said Alexander R. Berger, Chief Operating Officer of Innovate/Protect.

Stockholders of record as of the close of business on June 8, 2012 have received proxy materials and voting instructions via U.S. Mail or electronically.

Voting Instructions

Stockholders may contact Vringo's proxy solicitor, Morrow & Co. at (888) 813-7566 to vote their shares by telephone or go to www.proxyvote.com and enter their control number provider with the proxy materials.

Stockholders may also contact Cliff Weinstein, Executive Vice President of Vringo, at (646) 532-6777 with questions.

About Vringo, Inc.

Vringo, Inc. ("Vringo") is a provider of software platforms for mobile social and video applications. With its award-winning video ringtone application and other mobile software platforms, including Facetones™, Vringo transforms the basic act of making and receiving mobile phone calls into a highly visual, social experience.

Vringo has entered into a definitive merger agreement with Innovate/Protect, Inc. For more information, visit: www.vringoIP.com.

About Innovate/Protect, Inc.

Innovate/Protect, Inc. ("Innovate/Protect") is an intellectual property firm founded in 2011 whose wholly-owned subsidiary, I/P Engine, Inc. holds eight patents that were acquired from Lycos, Inc.

Important Additional Information Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Vringo, or Innovate/Protect or the solicitation of any vote or approval. In connection with the proposed merger with Innovate/Protect, Vringo filed with the Securities and Exchange Commission ("SEC"), and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement/prospectus of Vringo. Delivery of the definitive proxy statement/prospectus to the stockholders of Vringo and the stockholders of Innovate/Protect commenced on June 20, 2012. Investors and security holders of Vringo and Innovate/Protect are urged to read carefully the definitive proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety because it will contain important information about Vringo, Innovate/Protect and the proposed transaction.

Investors and security holders of Vringo will be able to obtain free copies of the definitive proxy statement/prospectus for the proposed merger and other documents filed with the SEC by Vringo through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Vringo and Innovate/Protect will be able to obtain free copies of the definitive proxy statement/prospectus for the proposed merger by contacting Vringo, Inc., Attn.: Executive Vice President, at 44 W. 28th Street, New York, New York 10001, or by e-mail at cliff@vringo.com. Investors and security holders of Innovate/Protect will also be able to obtain free copies of the definitive proxy statement/prospectus for the merger by contacting Innovate/Protect, Attn.: Chief Operating Officer, 380 Madison Avenue, 22nd Floor, New York, NY 10017, or by e-mail at info@innovateprotect.com.

Vringo and Innovate/Protect, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Vringo and Innovate/Protect. Information regarding Vringo's directors and executive officers is contained in Vringo's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on March 30, 2012, and in the definitive proxy statement/prospectus. Information regarding Innovate/Protect's directors and officers and a more complete description of the interests of Vringo's directors and officers in the proposed transaction is available in the definitive proxy statement/prospectus.

Forward-Looking Statements

This press release includes forward-looking statements, which may be identified by words such as "believes," "expects," "anticipates," "estimates," "projects," "intends," "should," "seeks," "future," "continue," or the negative of such terms, or other comparable terminology. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ materially include, but are not limited to: our ability to complete our previously announced proposed merger with Innovate/Protect, Inc., our ability to raise capital to fund our operations, the continued listing of our securities on the NYSE MKT, market acceptance of our products, our ability to protect our intellectual property rights, competition from other providers and products and other factors discussed from time to time in our filings with the Securities and Exchange Commission. Vringo expressly disclaims any obligation to publicly update any forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

Investors:

Cliff Weinstein

Executive Vice President

Vringo, Inc.

646-532-6777 (o)

cliff@vringo.com

Media:

Caroline L. Platt

The Hodges Partnership

804-788-1414 (o)

804-317-9061 (m)

cplatt@hodgespart.com